Exhibit 2.1

FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT

This First Amendment to Stock Purchase Agreement (this “Amendment”) is entered into as of May 18, 2022, by and between Staffing 360 Solutions, Inc., a Delaware corporation (the “Buyer”), Headway Workforce Solutions, Inc., a Delaware corporation (the “Company”), and Chapel Hill Partners, LP, as the representative of all of the stockholders (collectively, the “Sellers”) of the Company (the “Sellers Representative”, and collectively with the Company and the Sellers, the “Parties”).

WHEREAS, the Parties entered into that certain Stock Purchase Agreement dated as of April 18, 2022 (the “Agreement”), which provides for the sale of 100% of the Stock of the Company to Buyer, as specifically set forth and subject to the terms and conditions therein; and

WHEREAS, the Parties desire to amend the terms and conditions of the Agreement, and related Schedules to the Agreement, as set forth herein.

NOW, THEREFORE, for and in consideration of the mutual covenants contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party hereto, the Parties agree as follows:

1. Capitalized Terms; References. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement. All references herein to Sections, Exhibits, or Schedules shall mean such Sections, Exhibits, or Schedules set forth in the Agreement.

2. Amendment to Agreement. The Agreement is hereby amended as follows:

a.	The first “WHEREAS” clause set forth in the Recitals of the Agreement is deleted in its entirety and replaced with the following:

“WHEREAS, as of the date hereof, the Company directly or indirectly owns (a) 100% of the issued and outstanding membership interests of Headway Employer Services, LLC, a Delaware limited liability company (“Headway Employer”); (b) 100% of the issued and outstanding membership interests of Headway Payroll Solutions, LLC, a Delaware limited liability company (“Headway Payroll”); (c) 100% of the issued and outstanding stock of Headway HR Solutions, Inc., a New York corporation (“Headway HR”); and (d) 100% of the issued and outstanding membership interests of NC PEO Holdings, LLC., a Delaware limited liability Company (“NC PEO” and collectively with Headway Employer, Headway Payroll, Headway HR, and Headway Workforce, the “Subsidiaries” and each individually, a “Subsidiary”);”

b.	The definition of “Closing Balance Sheet Changes” set forth in Section 1.2 of the Agreement is deleted in its entirety and replaced with the following:

“Closing Balance Sheet Changes” means, as of the Effective Time, an amount equal to any negative differential to the Company’s balance sheet between the Closing Balance Sheet and the Benchmark Balance Sheet outside the Ordinary Course of Business. For the avoidance of doubt, changes on the balance sheet resulting from normal operating activity in accordance with past practices, including ordinary seasonal business fluctuations, shall be considered Ordinary Course of Business. Additionally, for the avoidance of doubt, any forgiveness or reduction (or lack thereof) or payment of any unforgiven amounts of that certain Small Business Administration Paycheck Protection Program Note dated May 13, 2020 between Newtek Small Business Finance, LLC and the Company shall have no impact and not be considered when determining any Closing Balance Sheet Changes. Furthermore, any payment of the Becker Advance by the Company shall have no impact and not be considered when determining any Closing Balance Sheet Changes.”

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c.	The reference to “Straddle Period” set forth in Section 1.2 of the Agreement is deleted.

d.	Section 2.3(b) of the Agreement is deleted in its entirety and replaced with the following:

“(b) Subject to Section 2.10, at the Closing, the Company shall deliver to each payee identified in each Transaction Expense Statement the amount payable to such payee as set forth in such Transaction Expense Statement and reflected in the Estimated Closing Statement, in each case by wire transfer to an account designated by the applicable payee; provided, that in no event shall the aggregate of all amounts payable pursuant to this Section 2.3(b) exceed the amount equal to the Purchase Price as adjusted pursuant to Section 2.4. Notwithstanding the foregoing sentence, the Becker Advance shall be paid by the Company at Closing and treated as an advance against the Contingent Payment to be paid to Sellers’ Representative, on behalf of the Sellers, under Section 2.5 herein, and shall not reduce the amount of the Closing Payment. In the event that the Contingent Payment is not earned or does not cover the Becker Advance in full, then the Becker Advance shall be offset against interest earned and dividends payable on the Staffing 360 Preferred Stock on a pro rata basis. If, upon the third (3rd) anniversary of the Original Issue Date as set forth within the Certificate of Designation of Preferences, Rights and Limitations of Series H Convertible Stock, the interest earned and dividends payable on the Staffing 360 Preferred Stock have not resulted in the payment in full of the Becker Advance, then, and only then, shall the Becker Advance be offset against the redemption price of the Staffing 360 Preferred Stock on a pro rata basis.”

e.	Section 4.9(vi) of the Agreement is deleted in its entirety and replaced with the following:

“(vi) except in the Ordinary Course of Business and in connection with the repayment of any PPP loans not forgiven prior to the Closing Date, (A) issued, created, incurred, assumed, guaranteed, endorsed or otherwise became liable or responsible with respect to (whether directly, contingently or otherwise) any Indebtedness; (B), paid, repaid, discharged, purchased, repurchased or satisfied any Indebtedness of the Company or any of the Subsidiaries; or (C) modified the terms of any Indebtedness or other Liability;

f.	Section 4.9(viii) of the Agreement is deleted in its entirety and replaced with the following:

“(viii) except in the connection with the repayment of any PPP loans not forgiven prior to the Closing Date and the payment of the Becker Advance, acquired any material properties or assets or sold, assigned, licensed, transferred, conveyed, leased or otherwise disposed of any of the material properties or assets of, or used by, the Company or the Subsidiaries, other than for fair consideration in the Ordinary Course of Business;”

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g.	Section 4.9(xi) of the Agreement is deleted in its entirety and replaced with the following:

“(xi) except in the connection with the repayment of any PPP loans not forgiven prior to the Closing Date, entered into any commitment for capital expenditures of the Company and the Subsidiaries in excess of $5,000 for any individual commitment and $10,000 for all commitments in the aggregate;”

h.	Section 4.20(b) of the Agreement is deleted in its entirety and replaced with the following:

“(b) All accounts payable of the Company and the Subsidiaries as of the Closing Date will be reflected in the books and records of the Company and the Subsidiaries and the Estimated Closing Statement. Except with respect to any PPP Loans not forgiven prior to the Closing Date, there are no accounts payable of the Company and the Subsidiaries (i) for purchases in material excess of usual requirements, (ii) that did not arise in the Ordinary Course of Business, or (iii) that are materially past due. All accounts payable of the Company and the Subsidiaries are appropriately reserved for and recorded in accordance with GAAP and reflected in the Financial Statements.”

i.	Section 4.27(b) of the Agreement is deleted in its entirety and replaced with the following:

“(b) The Company and its Subsidiaries, as applicable, has (i) applied for and received all PPP loans in accordance with all PPP Requirements, (ii) complied with the PPP Requirements and other applicable Laws with respect thereto, and (iii) has applied for forgiveness with respect to each PPP loan in accordance with the PPP Requirements and any requirements imposed by the PPP Lenders. The Company has not received a notice from any Governmental Body or the PPP Lenders that such PPP loan does not comply with applicable Laws and requirements (including the PPP Requirements).”

j.	Section 6.10(b)(vi) of the Agreement is deleted in its entirety and replaced with the following:

“(vi) except in the Ordinary Course of Business and in connection with the repayment of any PPP loans not forgiven prior to the Closing Date, (A) issue, create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any Indebtedness; (B), pay, repay, discharge, purchase, repurchase or satisfy any Indebtedness of the Company or any of the Subsidiaries; or (C) modify the terms of any Indebtedness or other Liability;”

k.	Section 6.10(b)(viii) of the Agreement is deleted in its entirety and replaced with the following:

“(viii) except in the connection with the repayment of any PPP loans not forgiven prior to the Closing Date and the payment of the Becker Advance, acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of, or used by, the Company or the Subsidiaries, other than for fair consideration in the Ordinary Course of Business;”

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l.	Section 6.10(b)(xi) of the Agreement is deleted in its entirety and replaced with the following:

“(xi) except in the connection with the repayment of any PPP loans not forgiven prior to the Closing Date, enter into any commitment for capital expenditures of the Company and the Subsidiaries in excess of $5,000 for any individual commitment and $10,000 for all commitments in the aggregate;”

m.	Section 7.2(a)(vi) of the Agreement is deleted in its entirety and replaced with the following:

“(A) all Taxes of the Company and the Subsidiaries (or any predecessor thereof), net of any reserves therefor, for any taxable period ending on or before the Closing Date which (i) are not accounted for within the Balance Sheet, and (ii) which are not able to be offset by the Company and its Subsidiaries’ current net operating loss (NOL) carryover, except in relation to all 2021 State and Federal Taxes of the Company and its Subsidiaries which shall be and remain the complete financial responsibility of the Company; (B) any failure to timely pay any and all Taxes required to be borne by any Sellers pursuant to Section 7.7(e); and (C) the breach of any representation and warranty in Section 4.10. For the avoidance of doubt, and notwithstanding anything herein to the contrary, it is hereby agreed that Sellers/Sellers’ Representative shall have no liability for any Taxes of the Company or the Subsidiaries related to the 2021 taxable period, or which are accounted for within the Balance Sheet and/or are able to be offset against the Company and its Subsidiaries current net operating loss (NOL);”

n.	Section 7.5 of the Agreement is deleted in its entirety and replaced with the following:

“Indemnity Payments. Any payment Sellers’ Representative is obligated to make to any Buyer Indemnified Parties pursuant to this Article VII shall be offset against the Contingent Payment to be paid to Sellers’ Representative, on behalf of the Sellers, under Section 2.5 herein. In the event that the Contingent Payment is not earned or does not cover such owed payments in full, then such payments shall be offset against interest earned and dividends payable on the Staffing 360 Preferred Stock on a pro rata basis. If, upon the third (3rd) anniversary of the Original Issue Date as set forth within the Certificate of Designation of Preferences, Rights and Limitations of Series H Convertible Preferred Stock, the interest earned and dividends payable on the Staffing 360 Preferred Stock have not resulted in the payment in full of such payments, then, and only then, shall such payments be offset against the redemption price of the Staffing 360 Preferred Stock on a pro rata basis.

o.	Section 7.6 of the Agreement is deleted in its entirety and replaced with the following:

“Exclusive Remedies. Except for the remedies set forth in Section 2.4, Section 7.7 and Section 9.2, the parties acknowledge and agree that their sole and exclusive remedy (and the sole and exclusive remedy of the Buyer Indemnified Parties and the Seller Indemnified Parties) with respect to any and all claims (other than claims arising from fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement and claims for equitable relief made with respect to breaches of any covenant contained in this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the provisions set forth in this Article VII. Nothing in this Section 7.6 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled hereunder or to seek any remedy on account of fraud or criminal activity by any party hereto.

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p.	Section 7.7 of the Agreement is deleted in its entirety and replaced with the following:

“(a) Filing of Tax Returns; Payment of Taxes.

(i) Except as set forth herein to the contrary, Sellers’ Representative shall file, or cause to be filed, all income Tax Returns of the Company and the Subsidiaries for all taxable periods ending on or before the Closing Date and shall timely pay any and all Taxes due with respect to such income Tax Returns, net of any reserves therefor and after utilizing any net operating loss (NOL) available to be utilized. Such income Tax Returns shall be prepared in a manner consistent with prior practice. Following the Closing Date, Buyer shall file, or cause to be timely filed, (i) all other Tax Returns of the Company and its Subsidiaries relating to taxable periods ending before, on and after the Closing Date, and (ii) the 2021 Federal and State income Tax Returns of the Company and its Subsidiaries, and pay, or cause to be paid, all Taxes due with respect thereto, with no right of contribution from Sellers’ Representative, except for amounts which are not accounted for within the Balance Sheet and which are not able to be offset by the Company and its Subsidiaries’ current net operating loss (NOL) carryover, except in relation to all 2021 State and Federal Taxes of the Company and its Subsidiaries which shall be and remain the complete financial responsibility of the Company. For the avoidance of doubt, the Company shall be responsible for the timely filing and payment of the total $1,231,042 of payroll and employment taxes currently deferred by the Company and the Subsidiaries under the CARES Act, without contribution from Sellers’ Representative.

(ii) The parties shall each provide the other with copies of their completed Tax Returns at least twenty (20) days prior to the due date for filing thereof, along with supporting work papers, for the other parties’ review and approval. The Sellers’ Representative and Buyer shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that the parties are unable to resolve any dispute with respect to such Tax Return at least ten (10) days prior to the due date for filing, such dispute shall be resolved pursuant to Section 7.7(f), which resolution shall be binding on the parties. Sellers’ Representative and Buyer shall take into account all reasonable revisions on such Tax Returns reasonably requested by the other party.

(iii) Not later than ten (10) days prior to the due date for the payment of Taxes on any Tax Returns which Buyer has the responsibility to cause to be filed pursuant to Section 7.7(a)(i), or within three (3) days of the amount of such Tax Return being finally determined as set forth in Section 7.7(a)(ii) above, the Sellers’ Representative shall pay to Buyer the amount of Taxes (if any) owed by the Sellers pursuant to the provisions of this Section 7.7(a), except to the extent of any Taxes that were specifically taken into account in the determination of the Purchase Price. No payment pursuant to this Section 7.7(a)(iii) shall excuse the Sellers’ Representative from the indemnification obligations pursuant to Section 7.2 if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by such Tax Returns exceeds the amount of Sellers’ payment under this Section 7.7(a)(iii).

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(b) [Intentionally Omitted].

(c) After the Closing, except as otherwise required by Law or as contemplated under this Agreement, Buyer shall not, and shall cause the Company and the Subsidiaries not to, (i) amend any Tax Return, (ii) make or change a material Tax election, or (iii) enter into any voluntary disclosure agreement or similar arrangement with a Government Authority, in each case relating to the Company or the Subsidiaries with respect to any taxable periods ending on or before the Closing Date, to the extent such action would reasonably be expected to result in any Losses to Seller’s Representative and/or Sellers or which are indemnifiable under this Agreement, without the prior written permission of the Sellers’ Representative, which shall not be unreasonably withheld, conditioned or delayed.

(d) Tax Audits.

(i) If notice of any Legal Proceeding with respect to Taxes of any of the Company and the Subsidiaries (a “Tax Claim”) shall be received by Buyer for which Sellers’ Representative may reasonably be expected to be liable pursuant to Section 7.2(a), Buyer shall notify Sellers’ Representative in writing of such Tax Claim; provided that the failure of Buyer to give Sellers’ Representative notice as provided herein shall not relieve Sellers’ Representative of its obligations under this Section 7.7, except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.

(ii) Buyer shall have the right, at the expense of Sellers’ Representative, to the extent such Tax Claim is subject to indemnification by Sellers’ Representative pursuant to Section 7.2(a)(vi), to represent the interests of the Company and the Subsidiaries in any Tax Claim; provided, that with respect to a Tax Claim relating exclusively to taxable periods ending on or before the Closing Date, Buyer shall not settle such claim without the consent of Seller’ Representative, which consent shall not be unreasonably withheld or delayed.

(e) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such similar Taxes, and all conveyance fees, recording charges and such other similar fees and charges (including any penalties and interest (collectively, “Transfer Taxes”)) incurred in connection with consummation of the Transactions shall be paid (i) 50% by Sellers’ Representative and (ii) 50% by Buyer when due, and the Sellers’ Representative, on the one hand, and Buyer, on the other hand, will, each at their own expense, cooperate to file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

(f) Disputes. Any dispute as to any matter covered in this Section 7.7 shall be resolved by the Independent Accountant. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner which the party responsible for preparing such Tax Return deems correct. The fees, costs and expenses of the Independent Accountant shall be allocated to and borne by Buyer, on the one hand, and Sellers’ Representative, on the other hand, based on the inverse of the percentage that the Independent Accountant’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accountant. For example, should the items in dispute total in amount to $1,000 and the Independent Accountant awards $600 in favor of Sellers’ Representative’s position, 60% of the costs of its review would be borne by Buyer and 40% of the costs would be borne by Sellers’ Representative. Reimbursement to the Sellers’ Representative, if required, shall be paid within three (3) days of final determination of the disputed amount by the Independent Accountant. Any payment that is required to be paid by Sellers’ Representative under this Section 7.7(f) shall be paid to Buyer in the same procedure as set forth in Section 7.5 herein.

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3. Amendment to Schedules to Stock Purchase Agreement. The Schedules to the Agreement (the “Schedules”) are hereby amended as follows:

a.	Schedule 4.7(d) of the Schedules is deleted in its entirety and replaced with the updated Schedule 4.7(d) attached hereto under Exhibit A.

b.	Schedule 4.10(u) attached hereto as Exhibit B is hereby inserted/added into the Schedules.

c.	Schedule 4.27(a) of the Schedules is deleted in its entirety and replaced with updated Schedule 4.27(a) attached hereto as Exhibit C.

4. No Other Changes. Except as expressly provided in this Amendment, the Agreement shall remain in full force and effect upon its original terms. This Amendment and the Agreement constitute an integrated agreement with respect to the subject matter hereof and thereof. This Amendment may be amended, modified, and supplemented only in accordance with the terms of the Agreement.

5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State, without reference to such State’s or any other state’s or other jurisdiction’s principles of conflict of laws..

6. Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

BUYER:
Staffing 360 Solutions, Inc.

By	/s/ Brendan Flood
Name:	Brendan Flood
Title:	Chairman, CEO & President

THE COMPANY:
Headway Workforce Solutions, Inc.

By	/s/ Joseph Yelenic
Name:	Joseph Yelenic
Title:	President

SELLERS’ REPRESENTATIVE
Chapel Hill Partners, LP

By	/s/ Jean-Pierre Sakey
Name:	Jean-Pierre Sakey
Title:	General Partner

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EXHIBIT A

Update Schedule 4.7(d) of the Schedules

(see attached)

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EXHIBIT A

Update Schedule 4.10(u) of the Schedules

(see attached)

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EXHIBIT A

Update Schedule 4.27(a) of the Schedules

(see attached)

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